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                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                               SCHEDULE 13D/A
                 Under the Securities Exchange Act of 1934

                             (Amendment No. 8)


                    Rockefeller Center Properties, Inc.
                              (Name of Issuer)


                   Common Stock, Par Value $.01 Per Share
                       (Title of Class of Securities)


                                773102 10 8
                               (CUSIP Number)


                          David J. Greenwald, Esq.
                            Goldman, Sachs & Co.
                              85 Broad Street
                            New York, N.Y. 10004
                               (212) 902-1000
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)


                              November 7, 1995
          (Date of Event which Requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [  ].

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--------------------
CUSIP NO.773102 10 8
--------------------
------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      RCPI Holdings, Inc.
     (Not available)
------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                      (a)  [  ]

                                                      (b)  [ x]
------------------------------------------------------------
 3.   SEC USE ONLY

------------------------------------------------------------
 4.   SOURCE OF FUNDS

      See Item 2.
------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                            [  ]
------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
------------------------------------------------------------
                  7.    SOLE VOTING POWER
  NUMBER OF             0 Shares
    SHARES  ----------------------------------------
BENEFICIALLY      8.    SHARED VOTING POWER
  OWNED BY              0 Shares
    EACH          ----------------------------------------
 REPORTING  9.    SOLE DISPOSITIVE POWER
   PERSON               0 Shares
    WITH          ----------------------------------------
                  10.   SHARED DISPOSITIVE POWER
                        0 Shares
------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

            0 Shares
------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                            [ ]
------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0%
------------------------------------------------------------
14.   TYPE OF REPORTING PERSON
      CO

------------------------------------------------------------

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--------------------
CUSIP NO.773102 10 8
--------------------
------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      RCPI Merger, Inc.
     (Not available)
------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                      (a)  [  ]

                                                      (b)  [ x]
------------------------------------------------------------
 3.   SEC USE ONLY

------------------------------------------------------------
 4.   SOURCE OF FUNDS

      See Item 2.
------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                            [  ]
------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
------------------------------------------------------------
                  7.    SOLE VOTING POWER
  NUMBER OF             0 Shares
    SHARES  ----------------------------------------
BENEFICIALLY      8.    SHARED VOTING POWER
  OWNED BY              0 Shares
    EACH          ----------------------------------------
 REPORTING  9.    SOLE DISPOSITIVE POWER
   PERSON               0 Shares
    WITH          ----------------------------------------
                  10.   SHARED DISPOSITIVE POWER
                        0 Shares
------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

            0 Shares
------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                                            [ ]
------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0%
------------------------------------------------------------
14.   TYPE OF REPORTING PERSON
      CO
------------------------------------------------------------

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            Whitehall Street Real Estate Limited Partnership V
("Whitehall"), WH Advisors, L.P. V, WH Advisors, Inc. V, The Goldman Sachs Group, L.P., Goldman, Sachs & Co. ("GS&Co"), RCPI Holdings Inc. ("RCPI Holdings") and RCPI Merger Inc. ("RCPI Merger") hereby amend the report on
Schedule 13D, dated January 3, 1995, as amended by Amendment No. 1 thereto dated September 12, 1995, Amendment No. 2 thereto dated September 19, 1995, Amendment No. 3 thereto dated October 6, 1995, Amendment No. 4 thereto dated October 6, 1995, Amendment No. 5 thereto dated October 10, 1995, Amendment No. 6 thereto dated October 12, 1995 and Amendment No. 7 thereto dated October 18, 1995 (the "Schedule 13D"), filed in respect of the Common Stock of Rockefeller Center Properties, Inc., a Delaware corporation ("RCPI"), as set forth in this Amendment. Capitalized terms used but not defined herein shall have the meanings given such terms in the Schedule 13D.


Item 2.     Identity and Background.

            Item 2 of the Schedule 13D is hereby amended by replacing the first paragraph therein with the following paragraph:

                  This statement is being filed by the undersigned on behalf of Whitehall Street Real Estate Limited Partnership V ("Whitehall"), WH Advisors, L.P. V ("WH Advisors, L.P."), WH Advisors, Inc. V ("WH Advisors, Inc."), The Goldman Sachs Group, L.P. ("GS Group"), Goldman, Sachs & Co. ("GS&Co."), RCPI Holdings Inc. ("RCPI Holdings") and RCPI Merger Inc. ("RCPI Merger", together with Whitehall, WH Advisors, L.P., WH Advisors, Inc., GS Group, GS&Co. and RCPI Holdings, the "Reporting Persons").

            Item 2 of the Schedule 13D is further amended by adding the following paragraphs at the end thereof:

                  As described in Item 4, on November 7, 1995, RCPI Holdings, RCPI Merger, Whitehall, Rockprop L.L.C., a Delaware limited liability company ("Rockprop"), Rockefeller, Exor and Troutlet (the "Investor Group") entered into an Agreement and Plan of Merger, dated November 7, 1995 with RCPI (the "Merger Agreement"). In connection therewith, the Whitehall Investors, Rockefeller, Exor and Troutlet consented to the assignment by Tishman Speyer to Rockprop of its rights under the letter agreement, dated October 1, 1995, and amended to the date hereof (including Exhibits 11, 14 and 15 to this Schedule 13D), by and among Whitehall, GS&Co., GSMC, Tishman Speyer and Rockefeller (as

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      amended from time to time, the "Investor Group Letter") governing the relationship among the Investor Group.

                  RCPI Holdings is a Delaware corporation formed in connection with the transactions that are the subject of this
      Schedule 13D and is a wholly owned subsidiary of Whitehall. RCPI Merger is a Delaware corporation formed in connection with the transactions that are the subject of this Schedule 13D and is a wholly owned subsidiary of RCPI Holdings. Neither RCPI Holdings nor RCPI Merger engage in any business other than that which they might be required to engage in to effectuate the Merger Agreement.

                  Attached hereto as Schedule A and incorporated herein by reference is a list of the name, residence or business address and the present principal occupation or employment of each executive officer and director of RCPI Holdings and RCPI Merger. Neither RCPI Holdings, RCPI Merger nor, to the best knowledge and belief of the Reporting Persons, any of the individuals listed in Schedule A hereto have, during the past five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or have been parties to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  To the knowledge of the Reporting Persons, Rockprop is a Delaware limited liability company whose members are Tishman Speyer Crown Equities, a Delaware general partnership ("TSCE"), TSE Limited Partnership, an Illinois limited partnership ("TSELP") and Rockprop Associates Limited Partnership, a Delaware limited Partnership ("Rockprop L.P."). To the knowledge of the Reporting Persons, Rockprop's principal business is to serve as the holding company for the investment by TSCE, TSELT and Rockprop L.P. in connection with the Merger Agreement and Rockprop's business address is 520 Madison Avenue, New York, NY 10022.

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Item 3.     Source and Amount of Funds or Other Consideration.

            Item 3 of the Schedule 13D is hereby amended by adding the following paragraphs at the end thereof:

                  In the Merger Agreement, Whitehall, Rockprop, Rockefeller, Exor and Troutlet agreed that of the $440 million in commitments Whitehall, Rockprop, Rockefeller, Exor and Troutlet will make to RCPI Holdings, $134,031,880, $15,639,686, $15,639,686,
      $70,387,190 and $70,387,190, will be contributed by each of Whitehall, Rockprop, Rockefeller, Exor and Troutlet respectively, to pay the approximately $306 million consideration in the merger under the Merger Agreement.

                  To the knowledge of the Reporting Persons, the funds to be used by Rockprop to meet its funding commitments in connection with the Merger Agreement are expected to come from capital contributions and loans from the members of Rockprop, the funds to be used by Troutlet to meet its funding commitments in connection with the Merger Agreement are expected to come from capital contributions by its stockholder, and the funds to be used by Exor to meet its funding commitments in connection with the Merger Agreement are expected to come from currently available working capital of Exor.


Item 4.     Purpose of the Transaction.

            Item 4 of the Schedule 13D is hereby amended by inserting the following paragraphs as new numbered paragraphs 13, 14, 15 and 16 immediately after numbered paragraph 12 appearing therein:

                  13. On November 7, 1995, RCPI, RCPI Holdings, RCPI Merger, Whitehall, Rockprop, Rockefeller, Exor and Troutlet entered into the Merger Agreement pursuant to which, on the terms and subject to conditions set forth therein, among other things, RCPI Merger would be merged with and into RCPI and the stockholders of RCPI would be entitled to receive $8 per share of Common Stock in cash. A copy of the Merger Agreement is attached hereto as Exhibit 16 and is incorporated herein by reference.

                  14. On November 7, 1995, the Whitehall Investors, Rockprop, Rockefeller, Exor and Troutlet executed a letter agreement to, among other things, substitute Rockprop for Tishman

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            Speyer in the Investor Group Letter.  A copy of the letter agreement, dated November 7, 1995, among the Whitehall Investors, Rockprop, Rockefeller, Exor and Troutlet is attached hereto as Exhibit 17 and is incorporated herein by reference.

                  15. On November 7, 1995, in connection with the Merger Agreement RCPI and GSMC executed a Supplemental Agreement (the "Supplemental Agreement") to the Loan Agreement, dated December 18, 1994 by and among RCPI, the lenders parties thereto and GSMC, pursuant to which GSMC agreed to extend RCPI additional credit of up to $45 million. A copy of the Supplemental Agreement is attached hereto as Exhibit 18 and is incorporated herein by reference.

                  16. On November 7, 1995, RCPI, GS&Co. and Whitehall executed a letter agreement in which they agreed, among other things, that should the stockholders of RCPI fail to approve the Merger Agreement, GS&Co. and Whitehall will cooperate with RCPI if it chooses to conduct a $200 million publicly registered rights offering at a price of no less than $6 per share of Common Stock. A copy of the letter agreement, dated November 7, 1995, among RCPI, GS&Co. and Whitehall is attached hereto as Exhibit 19 and is incorporated herein by reference.


Item 5.     Interest in Securities of the Issuer.

            Item 5(a) and (b) of the Schedule 13D are hereby amended by inserting the following paragraphs as new numbered paragraphs 9 and 10 immediately after numbered paragraph 8 appearing therein:

                  9. Neither RCPI Holdings nor RCPI Merger beneficially owns any shares of Common Stock.

                  10. To the knowledge of the Reporting Persons, Rockprop does not beneficially own any shares of Common Stock.

            Item 5(c) of the Schedule 13D is hereby amended by inserting the following paragraph at the end thereof:

                  To the knowledge of the Reporting Persons, Rockprop has
            not been a party to any transaction

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            in the Common Stock during the sixty-day period preceding
            November 9, 1995.

            Item 5(d) of the Schedule 13D is hereby amended by inserting the following paragraph at the end thereof:

                  As stated in Items 5(a) and 5(b), to the knowledge of the
            Reporting Persons, Rockprop does not beneficially own any shares of Common Stock.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            Item 6 of the Schedule 13D is hereby amended by inserting the following paragraphs as new lettered paragraphs (h), (i), (j) and (k) immediately after lettered paragraph (g) appearing therein:

                  (h) On November 7, 1995, RCPI, RCPI Holdings, RCPI Merger, Whitehall, Rockprop, Rockefeller, Exor and Troutlet entered into the Merger Agreement pursuant to which, on the terms and subject to conditions set forth therein, among other things, RCPI Merger would be merged with and into RCPI and the stockholders of RCPI would be entitled to receive $8 per share of Common Stock in cash. A copy of the Merger Agreement is attached hereto as Exhibit 16 and is incorporated herein by reference.

                  (i) On November 7, 1995, the Whitehall Investors, Rockprop, Rockefeller, Exor and Troutlet executed a letter agreement to, among other things, substitute Rockprop for Tishman Speyer in the Investor Group Letter. A copy of the letter agreement, dated November 7, 1995, among the Whitehall Investors, Rockprop, Rockefeller, Exor and Troutlet is attached hereto as Exhibit 17 and is incorporated herein by reference.

                  (j) On November 7, 1995, in connection with the Merger Agreement RCPI and GSMC executed the Supplemental Agreement pursuant to which GSMC agreed to extend to RCPI additional credit of up to $45 million. Pursuant to the Supplemental Agreement, on November 7, 1995, GSMC loaned RCPI $10.2 million. A copy of the Supplemental Agreement is attached

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            hereto as Exhibit 18 and is incorporated herein by reference.

                  (k) On November 7, 1995, RCPI, GS&Co. and Whitehall executed a letter agreement in which they agreed that should the stockholders of RCPI fail to approve the Merger Agreement, GS&Co. and Whitehall will cooperate with RCPI if it chooses to conduct a $200 million publicly registered rights offering at a price of no less than $6 per share of Common Stock. A copy of the letter agreement, dated November 7, 1995, among RCPI, GS&Co. and Whitehall is attached hereto as Exhibit 19 and is incorporated herein by reference.


Item 7.     Material to be Filed as Exhibits.

            Item 7 of the Schedule 13D is hereby amended by adding the following immediately at the end thereof:

Exhibit No.       Exhibit                                   Page

      16          Agreement and Plan of Merger, dated
                  November 7, 1995, by and among
                  Rockefeller Center Properties, Inc.,
                  RCPI Holdings Inc., RCPI Merger Inc.,
                  Whitehall Street Real Estate Limited
                  Partnership V, Rockprop L.L.C., David
                  Rockefeller, Exor Group S.A., Troutlet
                  Investments Corporation and, for the
                  purposes of Sections 3.2, 4.1(a),
                  4.1(b), 4.3(a) and 4.4(b) only, Goldman
                  Sachs Mortgage Company (excluding the
                  Disclosure Schedules).

      17          Letter Agreement, dated November 7,
                  1995, by and among Whitehall Street
                  Real Estate Limited Partnership V,
                  Goldman, Sachs & Co., Goldman Sachs
                  Mortgage Company, Rockprop L.L.C.,
                  David Rockefeller, Exor Group S.A. and
                  Troutlet Investments Corporation.

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      18          Supplemental Agreement, dated November
                  7, 1995, by and among Rockefeller
                  Center Properties, Inc. and Goldman
                  Sachs Mortgage Company.

      19          Letter Agreement, dated November 7,
                  1995, by and among Rockefeller Center
                  Properties, Inc., Goldman, Sachs & Co.
                  and Whitehall Street Real Estate
                  Limited Partnership V.

      20          Joint Filing Agreement.

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                                 SIGNATURE


            After reasonable inquiry and to our best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  November 9, 1995



                         WHITEHALL STREET REAL ESTATE LIMITED PARTNERSHIP V


                        By:  WH Advisors, L.P. V, General
                             Partner


                              By:   WH Advisors, Inc. V,
                                    General Partner


                                By:  /s/ Ralph Rosenberg
                                     _____________________
                                     Name: Ralph Rosenberg
                                     Title: Vice President

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                                 Schedule A

            The following sets forth the name of each director and executive officer of RCPI Holdings Inc. and RCPI Merger Inc. The business address of each person listed below is 85 Broad Street, New York, New York, 10004, and each natural person listed below is a citizen of the United States of America. The principal occupation of each person listed below is the position set forth next to his name at Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004.

                                     Present Principal Occupation
Name and Business Address            at Goldman, Sachs & Co.

Daniel M. Neidich                         Partner
Barry Volpert                             Partner
Ralph Rosenberg                           Vice President